SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

CONSOLIDATED FORM

Management and Related Person’s Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between March 1, 2021 and March 31, 2021, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.

Company Name: GOL LINHAS AÉREAS INTELIGENTES S.A.
Company and Related Persons	( ) Board of Directors	( ) Executive Officers	( ) Fiscal Committee and Statutory Committees	(X) Controlling Shareholders
Initial Balance
Securities / Derivatives	Securities Characteristics	Quantity

Shares	Common	2,863,682,675
Shares	Preferred	104,948,716
Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)
Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price (R$)	Volume (R$)

Final Balance
Securities / Derivatives	Securities Characteristics	Quantity

Shares	Common	2,863,682,675
Shares	Preferred	104,948,716
*Information related to securities and derivatives hold by Controlling Shareholders that also hold administrative position are consolidated at the Controlling Shareholders’ table.

CONSOLIDATED FORM

Management and Related Person’s Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between March 1, 2021 and March 31, 2021, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.

Company Name: SMILES S.A.
Company and Related Persons	( ) Board of Directors	( ) Executive Officers			( ) Fiscal Committee and Statutory Committees	(X) Controlling Shareholders
Initial Balance
Securities / Derivatives	Securities Characteristics			Quantity

Shares	Common			65,309,749
Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)
Securities / Derivative	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price (R$)	Volume (R$)

Final Balance
Securities / Derivatives	Securities Characteristics			Quantity

Shares	Common			65,309,749

CONSOLIDATED FORM

Management and Related Person’s Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between March 1, 2021 and March 31, 2021, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.

Company Name: GOL LINHAS AÉREAS INTELIGENTES S.A.
Company and Related Persons	(x) Board of Directors	( ) Executive Officers		( ) Fiscal Committee and Statutory Committees	( ) Controlling Shareholders
Initial Balance
Securities / Derivatives	Securities Characteristics			Quantity

Shares	Common			35
Shares	Preferred			0

Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)
Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price (R$)	Volume (R$)

Final Balance
Securities / Derivatives	Securities Characteristics			Quantity

Shares	Common			35
Shares	Preferred			0

* Information related to securities and derivatives hold by Controlling Shareholders that also hold administrative position are consolidated at the Controlling Shareholders’ table.

CONSOLIDATED FORM

Management and Related Person’s Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between March 1, 2021 and March 31, 2021, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.

Company Name: GOL LINHAS AÉREAS INTELIGENTES S.A.
Company and Related Persons	( ) Board of Directors	(X) Executive Officers	( ) Fiscal Committee and Statutory Committees	( ) Controlling Shareholders

Initial Balance
Securities / Derivatives	Securities Characteristics	Quantity

Shares	Common	0
Shares	Preferred	1,409,603

Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)
Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price (R$)	Volume (R$)

Final Balance
Securities / Derivatives	Securities Characteristics	Quantity

Shares	Common	0
Shares	Preferred	1,409,603

* Information related to securities and derivatives hold by Controlling Shareholders that also hold administrative position are consolidated at the Controlling Shareholders’ table.

CONSOLIDATED FORM

Management and Related Person’s Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between March 1, 2021 and March 31, 2021, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.

Company Name: GOL LINHAS AÉREAS INTELIGENTES S.A.
Company and Related Persons	( ) Board of Directors	( ) Executive Officers	(x) Fiscal Committee and Statutory Committees	( ) Controlling Shareholders

Initial Balance
Securities / Derivatives	Securities Characteristics	Quantity

Shares	Common	0
Shares	Preferred	0

Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)
Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price (R$)	Volume (R$)

Final Balance
Securities / Derivatives	Securities Characteristics	Quantity

Shares	Common	0
Shares	Preferred	0

* Information related to securities and derivatives hold by Controlling Shareholders that also hold administrative position are consolidated at the Controlling Shareholders’ table.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer